

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2026

Bryon T. McGregor
Chief Executive Officer
Alto Ingredients, Inc.
1300 South Second Street
Pekin, IL 61554

> **Re: Alto Ingredients, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 08, 2026**
> **File No. 333-295723**

Dear Bryon T. McGregor:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Juan Grana at 202-551-6034 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Larry A. Cerutti, Esq.